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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February 2004

001-14832
 (Commission File Number)

CELESTICA INC.
(Translation of registrant's name into English)

1150 Eglinton Avenue East
Toronto, Ontario
Canada, M3C 1H7
(416) 448-5800
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

        Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                             ]

Celestica Inc.
Form 6-K
Month of February 2004

Filed with this Form 6-K are the following:

  •
  Celestica Inc.'s fourth quarter 2003 consolidated financial information, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

  •
  Press Release, dated January 28, 2004, the text of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference, announcing Mr. Polistuk's decision to retire as chairman and chief executive officer

  •
  Material Change Report, dated February 2, 2004, the text of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference

        The consolidated financial information for the fourth quarter 2003 and the January 28, 2004 press release included in this Form 6-K are identical to the consolidated financial information for the quarter and the press release previously furnished by Celestica on a Form 6-K dated January 28, 2004, which Form 6-K included certain non-GAAP financial information. These items are included in this Form 6-K to be incorporated by reference into the proxy statement/prospectus contained in Celestica's Registration Statement on Form F-4 (File No. 333-110362).

Exhibits

99.1 — Consolidated Financial Information

99.2 — Press Release, dated January 28, 2004

99.3 — Material Change Report, dated February 2, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.
Date: February 3, 2004
	By:	/s/ ELIZABETH L. DELBIANCO Elizabeth L. DelBianco Chief Legal Officer

EXHIBIT INDEX

99.1 — Consolidated Financial Information

99.2 — Press Release, dated January 28, 2004

99.3 — Material Change Report, dated February 2, 2004

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Celestica Inc. Form 6-K Month of February 2004
SIGNATURES
EXHIBIT INDEX